

April 30, 2014

Via E-mail
R. Andrew Clyde
President and Chief Executive Officer
200 Peach Street
El Dorado, AR 71730-5836

>   **Re: Murphy USA Inc.**
>   **Registration Statement on Form S-4**
>   **Filed March 21, 2014**
>   **Response dated April 18, 2014**
>   **File No. 333-194736**
>   **Form 10-K for Fiscal Year Ended December 31, 2013**
>   **Filed February 28, 2014**
>   **Response dated April 18, 2014**
>   **File No. 1-35914**

Dear Mr. Clyde:

We have reviewed your response dated April 18, 2014 and have the following additional comment.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data, page 50

Note 8 – Long-Term Debt, page F-14

1. We reviewed your response to prior comment 2 in our letter dated April 15, 2014. Since Rule 4-08(e)(1) of Regulation S-X requires disclosure of the amount of restricted retained earnings or net income restricted or free of restrictions on a specific date, please tell us why it is not possible to quantify the amount of retained earnings or net income restricted or free of restrictions at year end.

       You may contact Ta Tanisha Meadows, Staff Accountant, at 202.551.3322 or William Thompson, Accounting Branch Chief, at 202.551.3344 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara Ransom
Assistant Director

cc: Joseph A. Hall